FIREPIT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
FirePit, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of FirePit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 5, 2023
Los Angeles, California

FIREPIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	621,638	$	955,454
Acccounts Receivable, net		-		-
Inventory		388,250		467,671
Prepaids and Other Current Assets		67,392		37,961
Total Current Assets		**1,077,281**		**1,461,085**
Intangible Assets		299,323		272,700
Security Deposit		11,246		9,000
Total Assets	**$**	**1,387,850**	**$**	**1,742,785**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	178,585	$	290,419
Credit Cards		33,827		26,370
Current Portion of Loans and Notes		80,152		221,742
Deferred Revenue		226,293		-
Other Current Liabilities		77,261		81,277
Total Current Liabilities		**596,117**		**619,808**
Promissory Notes and Loans		265,848		300,000
Convertible Note		1,617,600		-
Accrued Interest on Convertible Note		31,207		-
Total Liabilities		**2,510,772**		**919,808**
STOCKHOLDERS EQUITY				
Common Stock		43		43
Series Seed Preferred Stock		6		6
Series Seed-1 Preferred Stock		3		3
Series Seed-2A Preferred Stock		4		4
Series Seed-2B Preferred Stock		5		5
Series Seed-2C Preferred Stock		1		1
Series Seed-2D Preferred Stock		8		8
Additional Paid in Capital		3,117,221		3,106,123
Retained Earnings/(Accumulated Deficit)		(4,240,212)		(2,283,216)
Total Stockholders' Equity		**(1,122,922)**		**822,977**
Total Liabilities and Stockholders' Equity	**$**	**1,387,850**	**$**	**1,742,785**

See accompanying notes to financial statements.

FIREPIT INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 4,907,961	$ 2,228,599
Cost of Revenue	3,216,127	1,538,369
Gross profit	1,691,833	690,230
Operating expenses		
General and Administrative	1,503,887	771,756
Research and Development	728,716	639,783
Sales and Marketing	1,300,606	966,798
Total operating expenses	3,533,210	2,378,338
Operating Income/(Loss)	(1,841,376)	(1,688,108)
Interest Expense	130,039	77,804
Other Loss/(Income)	(14,419)	(44,522)
Income/(Loss) before provision for income taxes	(1,956,996)	(1,721,391)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,956,996)**	**$ (1,721,391)**

See accompanying notes to financial statements.

FIREPIT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2A Preferred Stock		Series Seed-2B Preferred Stock		Series Seed-2C Preferred Stock		Series Seed-2D Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	**4,263,097**	**$ 43**	**588,234**	**$ 6**	**-**	**$ -**	**0**		**0**		**0**		**0**		**$ 682,531**	**$ (561,826)**	**$ 120,754**
Issuance of Stock		$ -		$ -	252,550	3	425,238	4	514,384	5	122,100	1	779,339	8	2,421,080		$ 2,421,101
Share-Based Compensation															2,513		2,513
Net income/(loss)																(1,721,391)	(1,721,391)
Balance—December 31, 2021	4,263,097	43	588,234	6	252,550	3	425,238	4	514,384	5	122,100	1	779,339	8	3,106,123	$ (2,283,216)	**$ 822,977**
Share-Based Compensation															11,097		11,097
Net income/(loss)																(1,956,996)	(1,956,996)
Balance—December 31, 2022	**4,263,097**	**$ 43**	**588,234**	**$ 6**	**252,550**	**$ 3**	**425,238**	**$ 4**	**514,384**	**$ 5**	**122,100**	**$ 1**	**779,339**	**$ 8**	**$ 3,117,221**	**$ (4,240,212)**	**$ (1,122,922)**

See accompanying notes to financial statements.

FIREPIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,956,996)	$	(1,721,391)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		-		-
Share-based Compensation		11,097		2,513
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		3,068
Inventory		79,420		(436,997)
Prepaids and Other Current Assets		(29,431)		(37,961)
Accounts Payable		(111,835)		290,419
Deferred Revenue		226,293		-
Credit Cards		7,457		7,071
Other Current Liabilities		(4,016)		62,792
Security Deposit		(2,246)		-
Accrued Interest on Convertible Note		31,207		
Net cash provided/(used) by operating activities		**(1,749,050)**		**(1,830,486)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(26,623)		(98,281)
Net cash provided/(used) in investing activities		**(26,623)**		**(98,281)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		2,421,101
Promissory Notes and Loans, net		(175,742)		377,921
Borrowing on Convertible Notes		1,617,600		-
Net cash provided/(used) by financing activities		**1,441,858**		**2,799,022**
Change in Cash		(333,815)		870,255
Cash—beginning of year		955,454		85,198
Cash—end of year	**$**	**621,638**	**$**	**955,454**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	130,039	$	77,804
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

FirePit Inc. was incorporated on May 16, 2017 in the state of Delaware. The financial statements of FirePit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

It's extremely difficult to raise a child in today's world of digital distraction, addiction, and social media dangers. We provide a healthy solution designed specifically for kids & teens. Our smartphone experience comes "out of the box" with zero social media, but rather hundreds of non-addicting, curated apps that are all monitored through a parental app designed to control approved contacts, screen-time modes (school, night, free-play), child to-do lists, and more. The experience evolves to match the child's development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $94,453 and $730,999, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its Research and development which pertains to product development. Once it is completed, intangible assets will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

FirePit Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from subscription receivables, hardware sales, and accessories sales.

Cost of sales

Costs of goods sold include the cost of server infrastructure, cost of accessories, subcontractor's services, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $1,300,606 and $966,798, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	388,250	467,671
Total Inventory	**$ 388,250**	**$ 467,671**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid Expenses		62,857		6,550
Other Receivable		4,535		31,411
Total Prepaids and Other Current Assets	**$**	**67,392**	**$**	**37,961**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Other Accrued Expenses		13,299		47,410
Tax Payable		63,962		33,868
Total Other Current Liabilities	**$**	**77,261**	**$**	**81,277**

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Research and Development	$	293,323	$	266,700
Domain Name		6,000		6,000
Intangible assets, at cost		**299,323**		**272,700**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**299,323**	**$**	**272,700**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,300,000 shares of Common Stock with a par value $0.00001. As of December 31, 2022, and December 31, 2021, 4,263,097 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 600,000 shares of Series Seed Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 588,234 shares have been issued and are outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 252,550 shares of Series Seed-1 Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 252,550 shares have been issued and are outstanding.

Series Seed 2A Preferred Stock

The Company is authorized to issue 426,000 shares of Series Seed 2A Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 425,238 shares have been issued and are outstanding.

Series Seed 2B Preferred Stock

The Company is authorized to issue 515,000 shares of Series Seed 2B Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 514,384 shares have been issued and are outstanding.

Series Seed 2C Preferred Stock

The Company is authorized to issue 123,000 shares of Series Seed 2C Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 122,100 shares have been issued and are outstanding.

Series Seed 2D Preferred Stock

The Company is authorized to issue 780,000 shares of Series Seed 2D Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 779,339 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,023,987 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	59,600	$ 0.08	-
Granted	254,250		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	313,850	$ 0.08	10.04
Exercisable Options at December 31, 2021	123,163	$ 0.08	10.04
Granted	512,750	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	635,913	$ 0.08	9.04
Exercisable Options at December 31, 2022	314,913	$ 0.08	9.04

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $2,513 and $11,097, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Fixed Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Dane Witbeck	$ 150,000	12.00%	-	8/25/2021	9/1/2024	$ 18,000	24,312	$ 17,076	$ 132,924	$ 174,312	$ 6,312	$ 6,312		$ 150,000	$ 156,312
Promissory Note - Lewis Wight	$ 150,000	12.00%	-	8/26/2021	9/1/2024	$ 18,000	24,263	$ 17,076	$ 132,924	$ 174,263	$ 6,263	$ 6,263		$ 150,000	$ 156,263
Promissory Note - STRATA Trust	$ 46,000	12.00%	-	11/17/2020	8/25/2022	$ 5,520	11,705	$ 46,000	$ -	$ 57,705	$ 5,520	$ 6,185	$ 46,000	$ -	$ 52,185
Promissory Note - Equity Trust Company Custodia	$ 100,000	12.00%	-	9/1/2021	9/1/2022	$ -	-	$ -	$ -	$ -	$ 3,978	$ 3,978	$ 100,000	$ -	$ 103,978
Stripe Loan	$ 102,000		$15,504	6/24/2021	12/23/2022	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 75,742		$ 75,742
Total						$ 41,520	$ 60,281	$ 80,152	$ 265,848	$ 406,281	$ 22,073	$ 22,739	$ 221,742	$ 300,000	$ 544,481

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	80,152
2024		26,585
2025		26,585
2026		26,585
2027		26,585
Thereafter		159,509
Total	**$**	**346,000**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes	Interest Expense	Accrued Interest	Current Portion	Non-Current	Total Indebted
2022 Convertible Note	$1,617,600	8.00%	Fiscal Year 2022	Fiscal Year 2025	31,207	31,207	-	1,617,600	1,648,807	-	-	-	$ -	-
Total					**$ 31,207**	**$ 31,207**	**$ -**	**$ 1,617,600**	**$ 1,648,807**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

The convertible notes are convertible into common shares at a conversion price. Conversion Price means the lower of: (a) the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80; or (b) the quotient obtained by dividing (1) the Valuation Cap ($23,000,000) by (2) the Company's fully-diluted capitalization immediately prior to the initial closing of the Qualified Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plan, but excluding any outstanding convertible notes or other convertible instruments issued for capital raising purposes) (the "Fully-Diluted Capitalization").

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(410,969)	$	(381,604)
Valuation Allowance		410,969		381,604
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (890,901)	$ (479,931)
Valuation Allowance	890,901	479,931
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,242,383 and the Company had state net operating loss ("NOL") carryforwards of approximately $4,242,383. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 5, 2023, which is the date the financial statements were available to be issued.

The Company entered into Stripe Loan in the amount of $250,000. It bears a fixed fee of $29,500 and has a repayment rate of 4.6%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,841,376, an operating cash flow loss of $1,749,050, and liquid assets in cash of $621,638, which is less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.